FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2006


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                       Form 20-F  X        Form 40-F
                                -----               -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                             Yes            No  X
                                -----         -----

  (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
                                82-__________. )

                                       N/A

                        Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                               Beijing, 100031 PRC

This Form 6-K consists of:

The press release on announced tariff adjustments of Huaneng Power International Inc. (the "Registrant"), made by the Registrant in English on June 29, 2006.

                                    6IGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By  /s/ Huang Long
                             ---------------




                          Name:    Huang Long

                          Title:   Executive Director



Date:    June 29, 2006

                                [GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]



                        HUANENG POWER INTERNATIONAL, INC.
                          Announces Tariff Adjustments


(Beijing, China, June 29, 2006) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] announced the adjustments of tariffs of some of its power plants.

Pursuant to a notice recently issued by the National Development and Reform Commission (the "NDRC"), the NDRC decided to adjust the on-grid tariffs of the power plants in the power grids of North China, South China, Central China, East China, Northeast and Northwest with effect from 30th June 2006.

The main purpose of adjusting the on-grid tariffs is to resolve the conflict arising from the increase of coal price and the desulphurization renovation of power plants. Key aspects of the plan include the following:

1. Coal-electricity Price Linkage Mechanism (the "Mechanisms") to be implemented to appropriately raise on-grid tariffs.

    In order to resolve the problem due to the increase of the average coal price in 2005 exceeding the latest estimates as per Mechanisms in the regions where the Company's power plants are located, the increase of the contract price of coal in 2006, and the impact on on-grid tariffs resulted from the two increases in the railway transportation costs in 2005, the on-grid tariffs are to be appropriately raised.

2. On-grid tariffs will be increased as a result of the cost increase due to the installation of the flue-gas desulphurization facilities.

    In respect of the coal-fired generating units with desulphurization facilities which had been put into operation before the end of 2006 while their on-grid tariffs have not been taken into consideration of the cost of desulphurization, their on-grid tariffs will be increased by RMB15/MWh (including VAT) after passing the examination by the provincial environmental protection departments and obtaining the approval from the provincial pricing bureau.

3. Excess generation tariffs will be abolished for those provinces where excess generation tariffs have been previously applied.

    Such abolition will be implemented in the South Hebei Grid, Hunan Province and Gansu Province where the Company's power plants are located.

According to the above-mentioned approved tariff adjustment plan, the average on-grid tariffs of the Company's coal-fired power plant will be increased by RMB9/MWh (exclusive of tariff increase for desulphurization) with effect from 30th June 2006.

Pursuant to a document in respect of the tariff adjustments issued by the NDRC, the on-grid tariffs of the Company's power plants will be adjusted as follow:

---------------------------------------------------------------------------------------------------------------------------

                              On-grid Tariff                                  On-grid Tariff
      Power Plants           before Adjustment           Change              after Adjustment
                               (RMB/MWh) (VAT          (RMB/MWh)                (RMB/MWh)                  Remark
                                Inclusive)          (VAT Inclusive)           (VAT Inclusive)
---------------------------------------------------------------------------------------------------------------------------
Liaoning Province
---------------------------------------------------------------------------------------------------------------------------
  Dalian                             -             Increase                           -                       -
  Dandong                            -             RMB15.1/MWh                        -                       -
  Yingkou                            -             as a result of the                 -                       -
                                                   Mechanisms
---------------------------------------------------------------------------------------------------------------------------
Guangdong Povince
---------------------------------------------------------------------------------------------------------------------------
  Shantou                          468.51              29.20                       497.71          Inclusive of tariff
  Coal-fired                                                                                       increase of RMB15.00
  Phase I                                                                                          for desulphurization
---------------------------------------------------------------------------------------------------------------------------
  Shantou Coal-fired               439.00              14.20                       453.20                    -
  Phase II
---------------------------------------------------------------------------------------------------------------------------
Jiangsu Province
---------------------------------------------------------------------------------------------------------------------------
  Nantong                          355.70              15.50                       371.20          Inclusive of tariff
                                                                                                   increase of RMB7.50
                                                                                                   for desulphurization
                                                                                                   (700MW desulphurized),
                                                                                                   to be implemented
---------------------------------------------------------------------------------------------------------------------------
  Nanjing                          355.70               8.00                       363.70                    -
---------------------------------------------------------------------------------------------------------------------------
  Taicang                          384.20               6.50                       390.70          Inclusive of tariff
                                                                                                   increase of RMB2.50
                                                                                                   for desulphurization
                                                                                                   (300MW desulphurized),
                                                                                                   to be implemented
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

                              On-grid Tariff                                  On-grid Tariff
      Power Plants           before Adjustment           Change              after Adjustment
                               (RMB/MWh) (VAT          (RMB/MWh)                (RMB/MWh)                  Remark
                                Inclusive)          (VAT Inclusive)           (VAT Inclusive)
---------------------------------------------------------------------------------------------------------------------------
  Huaiyin Phase I                  359.70                   19.00                  378.70          Inclusive of tariff
                                                                                                   increase of RMB15.00
                                                                                                   for desulphurization,
                                                                                                   to be implemented
---------------------------------------------------------------------------------------------------------------------------
  Huaiyin Phase II                 385.70                    4.00                  389.70                     -
---------------------------------------------------------------------------------------------------------------------------
Shandong Province
---------------------------------------------------------------------------------------------------------------------------
  Dezhou Phase II                  355.50                   25.90                  381.40          Inclusive of tariff
                                                                                                   increase of RMB15.00
                                                                                                   for desulphurization,
                                                                                                   to be implemented
---------------------------------------------------------------------------------------------------------------------------
  Dezhou                           355.50                   10.90                  366.40                     -
  Phase I and III
---------------------------------------------------------------------------------------------------------------------------
  Jining                           310.00                   20.90                  330.90                     -
  Unit 3 and 4
---------------------------------------------------------------------------------------------------------------------------
  Jining                           360.00                   10.90                  370.90                     -
  Unit 5 and 6
---------------------------------------------------------------------------------------------------------------------------
  Weihai                           400.00                    6.00                  406.00                     -
---------------------------------------------------------------------------------------------------------------------------
  Xindian                          345.00                   10.90                  355.90                     -
---------------------------------------------------------------------------------------------------------------------------
  Rizhao                           396.40                   10.90                  407.30                     -
---------------------------------------------------------------------------------------------------------------------------
Shanghai
---------------------------------------------------------------------------------------------------------------------------
  Shidongkou I                     358.00                   13.70                  371.70          Inclusive of tariff
                                                                                                   increase of RMB15.00
                                                                                                   for desulphurization
                                                                                                   for Shidongkou I. In
                                                                                                   order to keep the
                                                                                                   tariff level of the
  Shidongkou II                    358.00                   13.70                  371.70          two plants consistent,
                                                                                                   the tariffs of both
                                                                                                   power plants will be
                                                                                                   increased by RMB7.50,
                                                                                                   to be implemented
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------

                              On-grid Tariff                                  On-grid Tariff
      Power Plants           before Adjustment           Change              after Adjustment
                               (RMB/MWh) (VAT          (RMB/MWh)                (RMB/MWh)                  Remark
                                Inclusive)          (VAT Inclusive)           (VAT Inclusive)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Hebei South Grid
---------------------------------------------------------------------------------------------------------------------------
  Shangan                          341.00                    9.50                  350.50                     -
---------------------------------------------------------------------------------------------------------------------------
Zhejiang Province
---------------------------------------------------------------------------------------------------------------------------
  Changxing                        403.80                    9.50                  413.30                     -
---------------------------------------------------------------------------------------------------------------------------
Shanxi Province
---------------------------------------------------------------------------------------------------------------------------
  Yushe Phase I                    308.00                   16.40                  324.40                     -
---------------------------------------------------------------------------------------------------------------------------
  Yushe Phase II                   259.00                   16.40                  275.40                     -
---------------------------------------------------------------------------------------------------------------------------
Henan Province
---------------------------------------------------------------------------------------------------------------------------
  Qinbei                           321.00                   13.20                  334.20                     -
---------------------------------------------------------------------------------------------------------------------------
Chongqing Municipal
---------------------------------------------------------------------------------------------------------------------------
  Luohuang                         308.00                   14.40                  322.40                     -
---------------------------------------------------------------------------------------------------------------------------
Hunan Province
---------------------------------------------------------------------------------------------------------------------------
  Yueyang Phase I                  369.00                   18.50                  387.50                     -
---------------------------------------------------------------------------------------------------------------------------
  Yueyang Phase II                 384.00                   18.50                  402.50                     -
---------------------------------------------------------------------------------------------------------------------------
Jiangxi Province
---------------------------------------------------------------------------------------------------------------------------
  Jinggangshan                     365.00                   13.00                  378.00                     -
---------------------------------------------------------------------------------------------------------------------------
Gansu Province
---------------------------------------------------------------------------------------------------------------------------
  Pingliang                        230.30                   8.80                   239.10                     -
---------------------------------------------------------------------------------------------------------------------------


Huaneng Power International, Inc. develops, constructs, operates and manages power plants in China nationwide, with a total generation capacity of 24,260MW on an equity basis. The Company wholly owns sixteen operating power plants, and has controlling interests in twelve operating power companies and minority interests in four operating power companies. Today, it is the largest listed power producer in China.


                                     ~ End ~


For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin                 Ms. Christy Lai / Ms. Sally Wong
Huaneng Power International, Inc.            Rikes Communications Limited
Tel:  (8610) 6649 1856 / 1866                Tel:  (852) 2520 2201
Fax: (8610) 6649 1860                        Fax: (852) 2520 2241
Email: ir@hpi.com.cn